Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview on TD Ameritrade Network on youtube.com on October 23, 2020.

CarLotz CEO Michael Bor outlines the company's business model and expansion plans then discusses the benefits of becoming listed via SPAC with Nicole Petallides:

Nicole Petallides

Congratulations you're moving to go public, this is a big deal. You are the co-founder of this company, CarLotz, and CEO. So tell me a general overview of the business, consignment to retail sales platform. Introduce the company to our audience, because this is the time now that you're excited to go public right?

Michael Bor

That’s right, thanks Nicole for having me. Yeah, CarLotz is the only consignment to retail sales platform out there, and so we work with sellers of vehicles, both consumer sellers, who before we existed could either trade their vehicle in at the dealer, or park it on the side of the road with a sign, go through Craigslist and deal with that hassle and time commitment and potential danger. And so we work with consumer sellers, we put their vehicles on our platform, where we recondition them, make them perfect, we professionally merchandise and market the vehicles and ultimately get them sold. And by doing that our sellers earn thousands more than they would on trade-in, and they don’t have to do any of the work that they would otherwise do if they were doing the process themselves. That’s one segment of our buyer…

Nicole Petallides

And are you seeing a lot of demand?

Michael Bor

Oh yeah, yeah I mean, you know everybody could use an extra couple of thousand dollars especially in these times, and so… and most people know that their car is worth more than the dealer is willing to pay them for it. But a lot of times they don’t have the time, desire or really risk tolerance to go and deal with strangers, have people call them at home, meet people, you know on a parking lot. And so we take all that hassle away from them, and we essentially are their professional car dealer, we sell a car for someone else. And in addition to working with just consumers, a bigger and actually faster growing part of our business is doing exactly that, but doing it for the corporate seller of a vehicle. So this is a bank, a credit union, a fleet management company, a leasing company, rental business. Any company that otherwise would sell a vehicle at an auction, we provide our services to them so that we can bring their vehicles straight to retail, and they can make thousands more on the sale of their vehicle as opposed to their alternative which is the wholesale channel. And then we wrap all that in a fully omni-channel experience for the buyer, so that a buyer of a vehicle can either do it fully online, fully face to face or anywhere in between, which is how most people like to shop these days.

Nicole Petallides

I'm sure you're… I know you’re trying to expand across the United States, you could tell us more about those plans as you now consider here, as you're moving to go public using a SPAC. Tell me about the expansion plans and how the SPAC name will change form ACAM to a ticker symbol of Lotz, L O T Z.

Michael Bor

Yeah, so we decided to go down the SPAC route, it is a very efficient and transparent way to essentially go public. It also gives us the ability to raise more capital than a traditional way IPO would do, and so through this transaction we'll have several hundred million dollars to go and embark on our growth plan. Another thing that SPAC does for us, it also partners us up with a very experienced team of investment professionals. Acamar is a partnership that has professionals that have decades of experience investing in consumer and retail businesses around the globe. They’ve invested in and grown businesses from several hundred million to several billion. And so the SPAC IPO gives us additional capital, a very transparent and efficient process and the opportunity to partner with a really experienced group. And so with that capital we'll be embarking on our growth plan which you mentioned, which is really to expand the number of hubs we have around the country, currently we're in eight hubs in five states, we're in Virginia, North Carolina, Florida, Texas and Illinois. And through this expansion plan we'll have hubs in, you know virtually every market around the country and will enable both the consumer seller and the corporate seller of vehicles to access our platform, get thousands more for their car and will enable buyers to buy these great vehicles without all the hassles that are in the traditional used car process.

Nicole Petallides

Yeah, what’s the timeline for the expansion plan? Quickly.

Michael Bor

So we are looking at facilities right now and will probably be rolling out three to four a quarter over the next several years, mostly out west, New England and the Mid-West.

Nicole Petallides

Tell me about some of these other names like CarMax and Carvana and Vroom and… is there enough demand for everybody to participate and still be successful?

Michael Bor

Yeah, the beautiful thing about this industry is it's massive, it's an $840 billion industry, it's one of the largest industries in our economy, and it's very fragmented. So the top 100 names in the used car market are only about 6 percent. of this industry. So there are so many dealers out there, and that enables some of the top performers, and the names you mentioned are companies that we admire and have done great things for the industry, but there's room for several billion dollar winners in this category because the market is so massive. So we love what Carvana has done and what CarMax has done in terms of just elevating, raising the bar in this market, what buyers and sellers expect in terms of customer service, integrity etc, and we believe there's room for them and us. We come at it with a totally different business model, where we're taking vehicles directly from the seller to the buyer, and so the buyer gets a good discount from traditional retail pricing.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.